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                         Filed by Right Management Consultants, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
                             Subject Company: Right Management Consultants, Inc.
                                                   Commission File No. 001-31534


              Manpower Inc. and Right Management Consultants, Inc.
                     Announce Commencement of Exchange Offer

Milwaukee and Philadelphia, Dec. 19, 2003 -- Manpower Inc. (NYSE: MAN), a global leader in the staffing industry, and Right Management Consultants, Inc. (NYSE:
RHT), the world's largest career transition and organizational consulting firm, today announced that Manpower, through a wholly owned subsidiary, has commenced its previously announced exchange offer for shares of Right common stock.

A prospectus describing the exchange offer, a letter of transmittal to be used by shareholders to tender their Right common stock in the exchange offer, and related documents, are being mailed to shareholders of Right.

The Right board of directors has unanimously voted to recommend that Right shareholders accept the offer, in which Manpower will exchange between 0.3680 and 0.4497 of a share of Manpower common stock for each outstanding share of Right common stock that is validly tendered and not withdrawn. If the Manpower average trading price (as described in the prospectus) is less than $37.80 per share, Manpower, at its option, may increase the exchange rate above 0.4497 of a share of Manpower common stock. If Manpower chooses not to exercise this option, Right has the right to terminate the merger agreement.

The offer and withdrawal rights will expire at 12:00 Midnight Eastern Standard Time on January 21, 2004, but may be extended by Manpower as further described in the prospectus.

The offer is subject to a number of conditions as described in the prospectus. Manpower has appointed Mellon Investor Services LLC to act as exchange agent.

This press release was issued by Manpower Inc. and Right Management Consultants, Inc. on December 19, 2003 and does not constitute an offer of any securities for sale. Manpower has filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Right has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Manpower is mailing a Prospectus and related offer materials to shareholders of Right, and Right is mailing a
Schedule 14D-9 to its shareholders. Shareholders are urged to read these documents carefully because they will contain important information about the transaction. Documents filed by Manpower with the SEC may be obtained without charge at the SEC's Web site at www.sec.gov and at Manpower's Web site at www.investor.manpower.com. Documents filed by Right with the SEC may be obtained without charge at the SEC's website and at Right's Web site, investors' section, at www.right.com.

In addition to the Registration Statement on S-4, Schedule TO and Schedule 14D-9, Manpower and Right file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Manpower or Right at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at




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any of the SEC's other public reference rooms in New York, N.Y. and Chicago,
Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Manpower and Right filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the commission at www.sec.gov.

About Manpower Inc.

Manpower Inc. is a world leader in the staffing industry, providing workforce management services and solutions to customers through 4,000 offices in 63 countries. The firm annually provides employment to 2 million people worldwide and is an industry leader in employee assessment and training. Manpower also provides a range of staffing solutions, engagement and consulting services worldwide under the subsidiary brands of Brook Street, Elan, The Empower Group and Jefferson Wells. More information on Manpower Inc. can be found at the company's Web site, www.manpower.com.

About Right Management Consultants, Inc.

Headquartered in Philadelphia, Right Management Consultants (www.right.com) is the world's largest career transition and organizational consulting firm. It offers services to corporations of all sizes through a global network of more than 300 service locations and the Internet. The company is a worldwide leader in customized career transition solutions and also offers a wide range of organizational consulting services, including talent management, leadership development and organizational performance services. In combination, the two lines of business enable Right to help businesses manage the entire life cycle of their employees.

Forward Looking Statements

This press release contains statements, which are forward-looking in nature and, accordingly, are subject to risks and uncertainties regarding Manpower's and Right's expected future results. The companies' actual results may differ materially from those described or contemplated in the forward-looking statements. Factors that may cause Manpower's and Right's actual results to differ materially from those contained in the forward-looking statements can be found in each company's reports filed with the SEC, including their Annual Reports on Form 10-K for the year ended December 31, 2002, which factors are incorporated herein by reference, and such other factors as may be described from time to time in each company's SEC filings.